Exhibit (a)(4)

Amended Schedule A

SERIES AND CLASSES

Dated as of December 17, 2025

Series	Classes

HSBC U.S. Government Money Market Fund	A, I, Intermediary, Intermediary Service, Y and P
HSBC U.S. Treasury Money Market Fund	A, I, Intermediary, Intermediary Service, Y and P

IN WITNESS WHEREOF, the Trustees named below do hereby make and enter into this Amended Schedule A to the Amended and Restated Agreement and Declaration of Trust of HSBC Funds as of the date first written above.

/s/ Marcia L. Beck	/s/ Hugh T. Hurley, III
Name: Marcia L. Beck	Name: Hugh T. Hurley, III
As Trustee and not individually	As Trustee and not individually

/s/ Susan C. Gause	/s/ Paul D. Dawe
Name: Susan C. Gause	Name: Paul D. Dawe
As Trustee and not individually	As Trustee and not individually

/s/ Susan S. Huang
Name: Susan S. Huang
As Trustee and not individually